
TC
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03001484

03001484

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/3

SEC FILE NO
8-50214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of
1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/02   AND ENDING   12/31/02
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M Holdings Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

205 SE Spokane Street

SEC MAIL RECEIVED FEB 2 5 2003 WASH. D.C.

(No. and Street)

Portland   OR   **97202**
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers   **(503) 232-6960**
                                         (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers

1300 S.W. Fifth Avenue, Suite 3100	Portland	OR	97201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).*

MAR 1 2 2003

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M Holdings Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Maria Rogers
Title: Financial Principal

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 332759
MY COMMISSION EXPIRES MARCH 20, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' report on internal control structure

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSE COOPERS 🅿

M Holdings Securities, Inc.
Report on Audits of Financial Statements and
Supplementary Data
For the Years Ended December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS 🖩

M Holdings Securities, Inc.
Table of Contents

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

PriceWaterhouseCoopers 🌐

Report of Independent Accountants

To the Board of Directors of
M Holdings Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the Company) at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 7, 2003

M Holdings Securities, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,915,238	$ 1,074,189
Commissions receivable	2,699,347	3,622,939
Accounts receivable	296,294	233,416
Prepaid expenses	30,523	46,027
Property and equipment, net	519,481	565,682
Deferred expenses	1,680,804	1,257,692
Deposits with clearing organizations and others	70,000	70,000
Other assets	15,032	12,545
Total assets	$ 7,226,719	$ 6,882,490
LIABILITIES		
Accounts payable	$ 157,822	$ 2,380
Payable to parent	323,322	375,000
Commissions payable	3,561,243	3,862,484
Total liabilities	4,042,387	4,239,864
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized at December 31, 2002 and 2001	25,000	25,000
Additional paid-in capital	10,046,645	7,616,645
Accumulated deficit	(6,887,313)	(4,999,019)
Total stockholder's equity	3,184,332	2,642,626
Total liabilities and stockholder's equity	$ 7,226,719	$ 6,882,490

The accompanying notes are an integral part of the financial statements.

2

M Holdings Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Insurance commissions	$ 75,834,172	$ 54,553,287
Investment advisory fees	2,886,204	1,376,033
Mutual fund transactions	1,831,897	822,270
Equity transactions	359,814	150,624
Dividends and interest income	42,265	31,837
	80,954,352	56,934,051
Expenses:		
Registered representatives compensation	78,288,531	55,167,542
Employee compensation and benefits	2,020,863	1,681,489
General and administrative	770,522	754,828
Office expenses	599,013	646,425
Outside professional services	856,182	629,417
Travel	158,180	140,510
Recruiting and relocation	60,500	102,482
Marketing	61,351	90,898
Education	27,504	56,443
Total expenses	82,842,646	59,270,034
Net loss	$ (1,888,294)	$ (2,335,983)

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, January 1, 2001	10	$ 25,000	$ 4,637,225	$ (2,663,036)	$ 1,999,189
Net loss	-	-	-	(2,335,983)	(2,335,983)
Additional capital contribution from Parent	-	-	2,979,420	-	2,979,420
Balance, January 1, 2002	10	25,000	7,616,645	(4,999,019)	2,642,626
Net loss	-	-	-	(1,888,294)	(1,888,294)
Additional capital contribution from Parent	-	-	2,430,000	-	2,430,000
Balance, December 31, 2002	10	$ 25,000	$ 10,046,645	$ (6,887,313)	$ 3,184,332

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$(1,888,294)	$(2,335,983)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	464,527	570,316
Amortization of deferred expenses	155,916	110,516
Capitalization of deferred expenses	(579,028)	(755,418)
Changes in operating assets and liabilities:		
Commissions receivable	923,592	(1,175,011)
Accounts receivable	(62,878)	(112,717)
Accounts payable	155,442	(107,525)
Commissions payable	(301,241)	1,465,365
Prepaid expenses	15,504	12,774
Other assets	(2,487)	(25,306)
Payable to parent	(51,678)	375,000
Net cash used in operating activities	(1,170,625)	(1,977,989)
Cash flows from investing activities:		
Proceeds from sale of short-term investments	-	224,055
Purchases of property and equipment	(418,326)	(371,075)
Net cash used in investing activities	(418,326)	(147,020)
Cash flows from financing activities:		
Proceeds from additional capital contribution from Parent	2,430,000	2,979,420
Net increase in cash	841,049	854,411
Cash at beginning of year	1,074,189	219,778
Cash at end of year	$ 1,915,238	$ 1,074,189

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Notes to Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Organization and nature of business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (the Parent). The Parent's primary operating subsidiary is M Life Insurance Company (M Life). M Life assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are shareholders in the Parent (Member Firms). The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Company's Parent for M Life. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms of the Parent. The Company commenced retail operations in May 2000.

Basis of presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which comprises several classes of services, including insurance and investment advisory business, and agency transactions.

Commissions

Commissions related to insurance, mutual fund and equity transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Investment advisory income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Accounts receivable

Management believes the amount of any uncollectible accounts receivable is immaterial at December 31, 2002 and 2001; accordingly, no provision for uncollectible accounts has been made.

Advertising costs

Advertising costs are expensed as incurred.

Cash

The Company's cash consists of bank deposits and money market instruments. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

1. Basis of Presentation and Significant Accounting Policies (Continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The half-year convention is applied in the year of purchase.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

Deferred expenses

The Company has deferred expenses associated with the acquisition and generation of new insurance business under the provisions of Statement of Financial Accounting Standards (SFAS) No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* and SFAS No. 60, *Accounting and Reporting by Insurance Enterprises.*

The deferred expenses vary with and are primarily related to the acquisition of new business and have been deferred to the extent that such costs are deemed recoverable through future revenues. These expenses include certain costs associated with the acquisition and generation of new insurance business. Deferred expenses related to variable life products are amortized with interest in relation to the present value, using the assumed crediting rate of expected gross profits on the products reinsured by M Life. Retrospective adjustments of these amounts are recognized in the event that the Parent revises its estimates of current or future gross profits and losses, including investment gains and losses related to changes in market interest rates.

Changes in deferred expenses for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Balance, beginning of year	$ 1,257,692	$ 612,790
Capitalization of costs incurred	579,028	755,418
Amortization of deferred expenses	(155,916)	(110,516)
Balance, end of year	$ 1,680,804	$ 1,257,692

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

1. Basis of Presentation and Significant Accounting Policies (Continued)

Deferred expenses (continued)

The determination of expected future gross profits and losses is based on historical gross profits and management's estimates and assumptions regarding future investment spreads, maintenance expenses, mortality and persistency of the block of business. The accuracy of the estimates and assumptions are impacted by several factors, including factors outside the control of management, such as movements in interest rates. It is reasonably possible that conditions impacting the estimates and assumptions will change in the near term and that these changes may result in future adjustments to deferred expenses.

Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and Equipment

At December 31, 2002 and 2001, property and equipment consists of the following:

	2002	2001
Capitalized software	$ 1,603,368	$ 1,204,033
Furniture and fixtures	98,939	96,385
Equipment	178,073	161,636
Leasehold improvements	14,697	14,697
	1,895,077	1,476,751
Less accumulated depreciation	1,375,596	911,069
	$ 519,481	$ 565,682

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

3. Deposits with Clearing Organization and Others

The Company settles commissions and other transactions through another broker dealer on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

At December 31, 2002 and 2001, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account was $25,000 (included in Deposits with clearing organizations and others in the Statement of Financial Condition).

At December 31, 2002 and 2001, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in Deposits with clearing organizations and others in the Statement of Financial Condition).

4. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined (the net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits). At December 31, 2002 and 2001, the Company had net capital of $537,888 and $457,807, which was $287,888 and $207,807 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

M Holdings Securities, Inc.
Notes to Financial Statements, Continued

5. **Related-Party Transactions**

The Company's Parent, M Financial Holdings Incorporated, allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses included registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production and supplies, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000. At December 31, 2002 and 2001, approximately $323,000 and $375,000, respectively, was payable to the Parent for expenses.

The Company incurred a net loss of approximately $1,888,000 and $2,336,000 for the years ended December 31, 2002 and 2001, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. Contributions of capital from the Parent were approximately $2,430,000 and $2,979,000 for the 12 months ended December 31, 2002 and 2001, respectively. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient enough to cover the Company's operating expenses.

At December 31, 2002 and 2001, the Company had approximately $1,228,000 and $913,000, respectively, in commissions payable to Management Compensation Group Northwest, LLC, a wholly-owned subsidiary of the Parent. The commission expense between related parties (included in registered representatives compensation in the statement of operations) amounted to approximately $4,982,000 and $5,027,000 for the 12 months ended December 31, 2002 and 2001, respectively.

6. **Income Taxes**

The Company's financial results directly impact the Parent's calculation of incentive compensation payable to its producers. The Company's losses directly reduce the amount of the incentive compensation expense payable by the Parent. Accordingly, the losses sustained by the Company do not provide a tax benefit to the Parent and ultimately are not realizable.

6. Income Taxes (Continued)

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% in 2002 and 2001, to net loss is as follows:

| | Year ended December 31, | |
	2002	2001
Computed "expected" tax benefit	$ 640,660	$ 794,234
Increase (decrease) in tax resulting from:		
State income taxes	(12,405)	24,111
Federal income tax benefit	628,255	818,345
Valuation allowance	(628,255)	(818,345)
Federal income tax incurred	$ -	$ -

The temporary differences that give rise to significant components of the deferred tax assets and liabilities at December 31, 2002 and 2001 relate to the following:

	2002	2001
Deferred tax assets:		
Start up cost	$ 379,685	$ 536,796
Net operating loss carryover	2,943,304	2,063,890
Other	58,545	8,735
Total deferred tax asset	3,381,534	2,609,421
Deferred tax liabilities:		
Deferred expenses	(571,473)	(427,615)
Valuation allowance	(2,810,061)	(2,181,806)
Net deferred tax asset	$ -	$ -

As noted above, management has fully reserved against its deferred tax asset as the Company's results of operations do not provide a realizable tax benefit.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. **Disclosures about Fair Value of Financial Instruments**

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, and includes assets and liabilities recognized or not recognized in the statement of financial condition, for which it is practicable to estimate their fair value. The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

M Holdings Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

	As filed in Part II Focus Report
Net capital:	
Total stockholder's equity	$ 3,184,332
Less nonallowable assets:	
Property and equipment	519,481
Deferred expenses	1,680,804
Accounts receivable	296,294
Commissions receivable	22,447
Prepaid expenses	30,523
Deposits with clearing organizations and others	25,000
Other assets	15,032
Net capital before haircuts on securities positions	594,751
Haircut on money market	38,305
Undue concentration	18,558
Net capital	$ 537,888
Computation of alternative net capital requirement:	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 287,888

The computation of net capital as of December 31, 2002 included in the (unaudited) Focus report filed with the Securities and Exchange Commission do not differ materially from the above computations.

M Holdings Securities, Inc.
Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements for
Brokers or Dealers Pursuant to Rule 15c3-3   Schedule II
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone   (971) 544 4000
Facsimile   (971) 544 4100

**Report of Independent Accountants on Internal Control Required
By SEC Rule 17a-5**

To the Board of Directors of
M Holdings Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of
M Holdings Securities, Inc. (the Company) for the year ended December 31, 2002, we
considered its internal control, including control activities for safeguarding securities, in order
to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC),
we have made a study of the practices and procedures followed by the Company, including
tests of compliance with such practices and procedures, that we considered relevant to the
objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-
    3(a)(11); and

2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures
followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and
    the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
    and

3. Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS 🏢

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS 🏢

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2003